EXHIBIT 99.1

Colliers Reports Third Quarter Results

Solid revenue growth across all three segments

Third quarter operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
(in millions of US$, except EPS)	2026	2025	2026	2025

Revenues	$1,637.6	$1,463.1	$4,523.6	$3,951.9
Net Revenues (note 1)	1,428.5	1,258.9	3,964.9	3,438.5
Adjusted EBITDA (note 2)	218.8	191.1	548.9	487.4
Adjusted EPS (note 3)	1.97	1.64	4.71	4.24

GAAP operating earnings	100.8	104.7	234.2	235.5
GAAP diluted net earnings per share	0.14	0.82	0.22	0.82

TORONTO, Nov. 04, 2026 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (TSX and NASDAQ: CIGI) (“Colliers” or the “Company”) today announced financial results for the third quarter ended September 30, 2026. All amounts are in US dollars.

Third quarter consolidated revenues were $1.64 billion, up 12% (12% in local currency), net revenues were $1.43 billion, up 13% (13% in local currency) and Adjusted EBITDA (note 2) was $218.8 million, up 14% (14% in local currency) compared to the prior year quarter. Consolidated internal revenue growth measured in local currencies (note 5) was up 3% (net 4%) over the prior year quarter. Adjusted EPS (note 3) was $1.97, an increase of 20% over the prior year quarter. Adjusted EPS would have been approximately $0.01 lower excluding foreign exchange impacts. GAAP operating earnings were $100.8 million compared to $104.7 million in the prior year quarter, reflecting higher acquisition-related contingent consideration charges. The GAAP diluted net earnings per share was $0.14, compared to $0.82 in the prior year quarter. Third quarter GAAP diluted net earnings per share would have been approximately $0.01 lower excluding foreign exchange impacts.

For the nine months ended September 30, 2026, revenues were $4.52 billion, up 14% (13% in local currency), net revenues were $3.96 billion, up 15% (14% in local currency) and Adjusted EBITDA (note 2) was $548.9 million, up 13% (12% in local currency) versus the prior year. Consolidated internal revenue growth measured in local currency (note 5) was up 6% (net 7%) versus the prior year. Adjusted EPS (note 3) was $4.71, up 11% from the prior year period. Adjusted EPS would have been approximately $0.02 lower excluding foreign exchange impacts. The GAAP operating earnings were $234.2 million compared to $235.5 million in the prior year, impacted by higher acquisition-related contingent consideration in the current period. The GAAP diluted net earnings per share was $0.22 compared with $0.82 in the prior year period. The GAAP diluted net earnings per share would have been approximately $0.02 lower excluding foreign exchange impacts.

On a trailing twelve-month basis, the Company generated approximately 70% of its earnings from resilient businesses (note 8). For the trailing twelve-month period, free cash flow (note 4) was $427.6 million, representing 118% of adjusted net earnings, reflecting the Company’s asset-light business model and strong cash generation profile.

“We are pleased with this quarter’s results across all three of our segments,” said Jay S. Hennick, Global Chairman & CEO. “Our more cautious fourth-quarter outlook reflects geopolitical uncertainty and interest rate volatility, not the strength of our business. Over the past decade, we’ve built three global platforms — Commercial Real Estate, Engineering and Investment Management. Each stands on its own, but together they make each other stronger. We run each of them like owners, with one goal: compounding value for shareholders over the long term.”

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a global diversified professional services and investment management company operating through three industry leading businesses: Commercial Real Estate, Engineering, and Investment Management. With greater than a 30-year track record of consistent growth and strong recurring cash flows, we scale complementary, high-value businesses that provide essential services across the full asset lifecycle.

Our unique partnership philosophy empowers exceptional leaders, preserves our entrepreneurial culture, and ensures meaningful inside ownership — driving strong alignment and sustained value creation for our shareholders.

With $6.1 billion in annual revenues, 28,000 professionals, and $110 billion in assets under management, Colliers is committed to accelerating the success of our clients, investors, and people worldwide. Learn more at corporate.colliers.com.

Segmented Third Quarter Results
Commercial Real Estate revenues for the third quarter totalled $994.8 million, up 5% (5% in local currency) versus the prior year quarter. Net revenues were $877.0 million, up 6% (6% in local currency). Capital Markets revenues were up 9% led by the Americas and EMEA, with transactions slowing late in the quarter as interest rate volatility increased. Leasing generated solid growth once again against a tough prior year comparable, up 6%. Adjusted EBITDA was $98.9 million, up 10% (9% in local currency) versus the prior year quarter. The net margin increased modestly on operating leverage from higher transactional revenues. The GAAP operating earnings were $64.9 million, relative to $67.5 million in the prior year quarter.

Engineering revenues totalled $497.6 million, up 33% (33% in local currency) compared to the prior year quarter. Net revenues (excluding subconsultant and other pass-through costs) were $415.1 million, up 37% (37% in local currency) driven by recent acquisitions and solid internal growth. Adjusted EBITDA was $71.9 million, up 39% (40% in local currency) over the prior year quarter, with the net margin up 30 basis points. The GAAP operating earnings were $26.7 million, flat relative to the prior year quarter, impacted by acquisition-related amortization and contingent consideration expenses.

Investment Management revenues were $145.0 million, up 6% (7% in local currency) relative to the prior year quarter. Net revenues (excluding pass-through performance fees) were $136.2 million, up 8% (8% in local currency) driven by solid internal revenue growth. Adjusted EBITDA was $51.7 million, down 3% (3% in local currency) compared to the prior year quarter, reflecting continued investments in people, new capabilities and integration under the global Harrison Street Asset Management brand. GAAP operating earnings were $21.7 million in the quarter versus $36.0 million in the prior year quarter. Total assets under management were $110.5 billion as of September 30, 2026, up 2% from September 30, 2025, driven by new capital raised, net of realizations.

Unallocated global corporate costs as reported in Adjusted EBITDA were $3.8 million, relative to a cost of $4.1 million in the prior year quarter. The corporate GAAP operating loss was $12.5 million compared to $25.5 million in the prior year quarter.

2026 Outlook
The Company has revised its 2026 outlook to reflect year-to-date results and the anticipated impact of geopolitical uncertainty and interest rate volatility for the remainder of the year. The outlook drivers by segment are described in the accompanying earnings call presentation.

		2026 Outlook
Measure	Actual 2025	Prior	Revised
Revenue growth	15%	Mid teens growth	Low teens growth
Adjusted EBITDA growth	14%	Mid teens growth	Low teens growth
Adjusted EPS growth	14%	Mid teens growth	Low teens growth

The financial outlook is based on the Company’s best available information as of the date of this press release, and remains subject to change based on numerous macroeconomic, geopolitical, international trade, health, social and related factors. The outlook does not include any further acquisitions.

Conference Call
Colliers will be holding a conference call on Wednesday, November 4, 2026 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where the business may be concentrated; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in capitalization rates across different asset types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the utilization of artificial intelligence (AI) and machine learning technologies, including associated impacts on the Company’s services, competitive environment, ability to hire/retain specialized talent, cybersecurity, and legal and governance risks; the ability to attract new clients and to retain clients and renew related contracts; the ability to attract new capital commitments to Investment Management funds and retain existing capital under management; the ability to retain and incentivize employees; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities, war and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations, including real estate investment management and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors identified in the Company’s other periodic filings with Canadian and US securities regulators are adopted herein and a copy of which can be obtained at www.sedarplus.ca. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary unaudited financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR+ at www.sedarplus.ca.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Note: The Company rounds numbers in the tables below to thousands of US dollars, except per share amounts. Accordingly, some totals may not sum exactly to the corresponding amounts.

Colliers International Group Inc.
Condensed Consolidated Statements of Earnings
(in thousands of US$, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2026	2025	2026	2025
Revenues	$1,637,643	$1,463,098	$4,523,614	$3,951,917

Cost of revenues	1,000,353	888,461	2,727,282	2,375,015
Selling, general and administrative expenses	435,298	406,292	1,277,098	1,127,242
Depreciation	21,494	19,632	62,759	56,982
Amortization of intangible assets	57,475	44,773	155,934	132,511
Acquisition-related items (1)	21,864	(1,150)	64,604	24,290
Loss on disposal of operations	403	406	1,734	406
Operating earnings	100,756	104,684	234,203	235,471
Interest expense, net	17,872	22,700	67,157	60,763
Equity earnings from non-consolidated investments	(3,833)	(2,134)	(15,268)	(9,186)
Other (income) expense	(395)	(136)	108	(3,205)
Earnings before income tax	87,112	84,254	182,206	187,099
Income tax	35,961	19,120	71,060	49,076
Net earnings	51,151	65,134	111,146	138,023
Non-controlling interest share of earnings	13,447	14,526	33,832	36,493
Non-controlling interest redemption increment	30,740	8,374	65,871	59,546
Net earnings attributable to Company	$6,964	$42,234	$11,443	$41,984

Net earnings per common share

Basic	$0.14	$0.83	$0.22	$0.83

Diluted	$0.14	$0.82	$0.22	$0.82

Adjusted EPS (2)	$1.97	$1.64	$4.71	$4.24

Weighted average common shares (thousands)
Basic	51,104	50,854	51,104	50,713
Diluted	51,135	51,405	51,192	50,998

Notes to Condensed Consolidated Statements of Earnings
(1)	Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2)	See definition and reconciliation below.

Colliers International Group Inc.
Condensed Consolidated Balance Sheets
(in thousands of US$)

	September 30,	December 31,	September 30,
(unaudited)	2026	2025	2025

Assets
Cash and cash equivalents	$239,261	$207,902	$212,451
Restricted cash (1)	102,010	48,981	45,658
Accounts receivable and contract assets	1,191,338	990,329	969,852
Mortgage warehouse receivables (2)	105,281	140,095	186,881
Prepaids and other assets	425,292	378,453	396,457
Warehouse fund assets	58,776	56,050	61,163
Current assets	2,121,958	1,821,810	1,872,462
Other non-current assets	272,505	249,040	237,328
Warehouse fund assets	113,381	73,785	85,231
Fixed assets	279,556	251,462	239,060
Operating lease right-of-use assets	527,347	443,404	409,637
Deferred tax assets, net	89,388	93,857	91,304
Goodwill and intangible assets	4,548,669	3,855,109	3,870,612
Total assets	$7,952,804	$6,788,467	$6,805,634

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$1,380,436	$1,267,118	$1,158,135
Other current liabilities	139,074	112,963	105,566
Long-term debt - current	18,367	8,119	7,894
Mortgage warehouse credit facilities (2)	99,226	133,259	177,456
Operating lease liabilities - current	103,697	99,696	101,355
Liabilities related to warehouse fund assets	54,463	33,679	92,763
Current liabilities	1,795,263	1,654,834	1,643,169
Long-term debt - non-current	2,409,956	1,625,392	1,832,604
Operating lease liabilities - non-current	522,467	419,198	384,247
Other liabilities	92,297	129,776	143,545
Deferred tax liabilities, net	162,530	90,996	82,865
Liabilities related to warehouse fund assets	73,980	48,782	-
Redeemable non-controlling interests	1,339,699	1,285,046	1,275,237
Shareholders' equity	1,556,612	1,534,443	1,443,967
Total liabilities and equity	$7,952,804	$6,788,467	$6,805,634

Supplemental balance sheet information
Total debt (3)	$2,428,323	$1,633,511	$1,840,498
Total debt, net of cash and cash equivalents (3)	2,189,062	1,425,609	1,628,047
Net debt / pro forma adjusted EBITDA ratio (4)	2.7	2.0	2.3

Notes to Condensed Consolidated Balance Sheets
(1)	Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.
(2)	Mortgage warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under mortgage warehouse credit facilities which fund loans that financial institutions have committed to purchase.

(3)	Excluding mortgage warehouse credit facilities.
(4)	Net debt for financial leverage ratio excludes restricted cash and mortgage warehouse credit facilities, in accordance with debt agreements.

Colliers International Group Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2026	2025	2026	2025

Cash provided by (used in)

Operating activities
Net earnings	$51,151	$65,134	$111,146	$138,023
Items not affecting cash:
Depreciation and amortization	78,969	64,405	218,693	189,493
Loss on disposal of operations	403	406	1,734	406
Gains attributable to mortgage servicing rights	(7,045)	(12,272)	(32,234)	(26,766)
Gains attributable to the fair value of loan
premiums and origination fees	(2,874)	(8,723)	(22,069)	(19,968)
Deferred income tax	5,917	(4,634)	(4,468)	(19,184)
Other	38,099	19,931	107,074	57,024
	164,620	124,247	379,876	319,028

Increase in accounts receivable, prepaid
expenses and other assets	(115,809)	(53,136)	(329,745)	(162,816)
Increase (decrease) in accounts payable, accrued
expenses and other liabilities	33,889	(31,874)	115,051	(58,810)
Increase (decrease) in accrued compensation	75,650	68,559	(111,191)	(32,400)
Contingent acquisition consideration paid	(13,340)	896	(22,567)	(7,052)
Mortgage origination activities, net	4,826	4,604	22,582	16,069
Sales to (purchases of) AR Facility, net	1,215	64	49,280	(572)
Net cash provided by operating activities	151,051	113,360	103,286	73,447

Investing activities
Acquisition of businesses, net of cash acquired	(35,478)	(168,741)	(805,585)	(228,444)
Purchases of fixed assets	(34,010)	(16,774)	(83,612)	(47,856)
Purchases of warehouse fund assets	(13,780)	(40,068)	(45,255)	(161,802)
Proceeds from disposal of warehouse fund assets	-	17,612	-	80,526
Cash collections on AR Facility deferred purchase price	68,331	35,272	186,573	119,249
Other investing activities	(14,024)	(28,924)	(56,379)	(74,688)
Net cash used in investing activities	(28,961)	(201,623)	(804,258)	(313,015)

Financing activities
Increase (decrease) in long-term debt, net	(56,256)	137,934	884,276	398,720
Sales (purchases) of non-controlling interests, net	(1,435)	(17,548)	(11,538)	(34,767)
Dividends paid to common shareholders	(7,666)	(7,620)	(15,330)	(15,212)
Distributions paid to non-controlling interests	(21,443)	(15,770)	(62,847)	(61,243)
Other financing activities	(9,542)	13,687	(17,502)	6,247
Net cash provided by (used in) financing activities	(96,342)	110,683	777,059	293,745

Effect of exchange rate changes on cash,
cash equivalents and restricted cash	(3,419)	1,292	8,301	(14,049)

Net change in cash and cash
equivalents and restricted cash	22,329	23,712	84,388	40,128
Cash and cash equivalents and
restricted cash, beginning of period	318,942	234,397	256,883	217,981
Cash and cash equivalents and
restricted cash, end of period	$341,271	$258,109	$341,271	$258,109

Colliers International Group Inc.
Segmented Results
(in thousands of US dollars)

	Commercial		Investment
(unaudited)	Real Estate	Engineering	Management	Corporate	Total
Three months ended September 30
2026
Revenues	$994,789	$497,639	$145,033	$182	$1,637,643
Net Revenues	877,021	415,110	136,167	182	1,428,480
Adjusted EBITDA	98,940	71,941	51,737	(3,818)	218,800
Operating earnings (loss)	64,861	26,665	21,739	(12,509)	100,756

2025(1)
Revenues	$951,267	$375,360	$136,288	$183	$1,463,098
Net Revenues	828,262	303,769	126,638	183	1,258,852
Adjusted EBITDA	90,021	51,603	53,584	(4,093)	191,115
Operating earnings (loss)	67,535	26,667	36,012	(25,530)	104,684

	Commercial		Investment
	Real Estate	Engineering	Management	Corporate	Total
Nine months ended September 30
2026
Revenues	$2,833,305	$1,262,291	$427,475	$543	$4,523,614
Net Revenues	2,504,681	1,058,896	400,758	543	3,964,878
Adjusted EBITDA	251,056	150,972	151,656	(4,742)	548,942
Operating earnings (loss)	164,326	49,845	57,365	(37,333)	234,203

2025(1)
Revenues	$2,585,420	$977,419	$388,624	$454	$3,951,917
Net Revenues	2,248,482	826,015	363,529	454	3,438,480
Adjusted EBITDA	221,738	116,323	158,669	(9,362)	487,368
Operating earnings (loss)	153,312	37,499	98,206	(53,546)	235,471

(1) Prior year results have been recast effective Q1 2026 to reflect local project management operations now being reported under the Commercial Real Estate segment, having previously been reported under the Engineering segment.

Non-GAAP Measures
1. Reconciliation of revenues to net revenues

Net revenues are defined as revenues excluding subconsultant and other reimbursable direct costs in Commercial Real Estate and Engineering segments as well as historical pass-through performance fees in Investment Management segment to better reflect the operating performance of the business.

	Commercial		Investment
	Real Estate	Engineering	Management	Corporate	Total
Three months ended September 30
2026
Revenues	$994,789	$497,639	$145,033	$182	$1,637,643
Subconsultant and other direct costs	(117,768)	(82,529)	-	-	(200,297)
Historical pass-through performance fees	-	-	(8,866)	-	(8,866)
Net Revenues	$877,021	$415,110	$136,167	$182	$1,428,480

2025
Revenues	$951,267	$375,360	$136,288	$183	$1,463,098
Subconsultant and other direct costs	(123,005)	(71,591)	-	-	(194,596)
Historical pass-through performance fees	-	-	(9,650)	-	(9,650)
Net Revenues	$828,262	$303,769	$126,638	$183	$1,258,852

	Commercial		Investment
	Real Estate	Engineering	Management	Corporate	Total
Nine months ended September 30
2026
Revenues	$2,833,305	$1,262,291	$427,475	$543	$4,523,614
Subconsultant and other direct costs	(328,624)	(203,395)	-	-	(532,019)
Historical pass-through performance fees	-	-	(26,717)	-	(26,717)
Net Revenues	$2,504,681	$1,058,896	$400,758	$543	$3,964,878

2025
Revenues	$2,585,420	$977,419	$388,624	$454	$3,951,917
Subconsultant and other direct costs	(336,938)	(151,404)	-	-	(488,342)
Historical pass-through performance fees	-	-	(25,095)	-	(25,095)
Net Revenues	$2,248,482	$826,015	$363,529	$454	$3,438,480

2. Reconciliation of net earnings to Adjusted EBITDA

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other income; (iii) interest expense; (iv) loss on disposal of operations; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring, optimization and integration costs and (ix) stock-based compensation expense, including related to the CEO’s performance-based long-term incentive plan (“LTIP”). We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance of the consolidated Company under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2026	2025	2026	2025

Net earnings	$51,151	$65,134	$111,146	$138,023
Income tax	35,961	19,120	71,060	49,076
Other income, including equity earnings from non-consolidated investments	(4,228)	(2,270)	(15,160)	(12,391)
Interest expense, net	17,872	22,700	67,157	60,763
Operating earnings	100,756	104,684	234,203	235,471
Loss on disposal of operations	403	406	1,734	406
Depreciation and amortization	78,969	64,405	218,693	189,493
Gains attributable to MSRs	(7,045)	(12,272)	(32,234)	(26,766)
Equity earnings from non-consolidated investments	3,833	2,134	15,268	9,186
Acquisition-related items	21,864	(1,150)	64,604	24,290
Restructuring, optimization and integration costs	10,183	14,651	26,324	21,226
Stock-based compensation expense	9,837	18,257	20,350	34,062
Adjusted EBITDA	$218,800	$191,115	$548,942	$487,368

3. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and Adjusted EPS

Adjusted EPS is defined as diluted net earnings per share adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) loss on disposal of operations; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring, optimization and integration costs and (vii) stock-based compensation expense, including related to the CEO’s LTIP. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to Adjusted EPS appears below.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2026	2025	2026	2025

Net earnings	$51,151	$65,134	$111,146	$138,023
Non-controlling interest share of earnings	(13,447)	(14,526)	(33,832)	(36,493)
Loss on disposal of operations	403	406	1,734	406
Amortization of intangible assets	57,475	44,773	155,934	132,511
Gains attributable to MSRs	(7,045)	(12,272)	(32,234)	(26,766)
Acquisition-related items	21,864	(1,150)	64,604	24,290
Restructuring, optimization and integration costs	10,183	14,651	26,324	21,226
Stock-based compensation expense	9,837	18,257	20,350	34,062
Income tax on adjustments	(17,094)	(19,931)	(42,590)	(45,623)
Non-controlling interest on adjustments	(12,645)	(10,829)	(30,232)	(25,463)
Adjusted net earnings	$100,682	$84,513	$241,204	$216,173

	Three months ended		Nine months ended
	September 30		September 30
(in US$)	2026	2025	2026	2025

Diluted net earnings per common share	$0.14	$0.82	$0.22	$0.82
Non-controlling interest redemption increment	0.60	0.16	1.29	1.17
Loss (gains) on disposal of operations, net of tax	0.01	(0.03)	0.03	(0.03)
Amortization expense, net of tax	0.71	0.54	1.89	1.63
Gains attributable to MSRs, net of tax	(0.08)	(0.14)	(0.36)	(0.30)
Acquisition-related items, net of tax	0.27	(0.15)	0.88	0.18
Restructuring, optimization and integration costs, net of tax	0.16	0.17	0.40	0.27
Stock-based compensation expense, net of tax	0.16	0.27	0.36	0.50
Adjusted EPS	$1.97	$1.64	$4.71	$4.24

Diluted weighted average shares for Adjusted EPS (thousands)	51,135	51,404	51,192	50,998

4. Reconciliation of net cash flow from operations to free cash flow

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price less distributions to non-controlling interests. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay dividends to shareholders. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2026	2025	2026	2025

Net cash provided by (used in) operating activities	$151,051	$113,360	$103,286	$73,447
Contingent acquisition consideration paid	13,340	(896)	22,567	7,052
Purchases of fixed assets	(34,010)	(16,774)	(83,612)	(47,856)
Cash collections on AR Facility deferred purchase price	68,331	35,272	186,573	119,249
Distributions paid to non-controlling interests	(21,443)	(15,770)	(62,847)	(61,243)
Free cash flow	$177,269	$115,192	$165,967	$90,649

Trailing twelve months ended
(in thousands of US$)	September 30, 2026

2025 Annual free cash flow	$352,326
Add: Free cash flow for nine months ended September 30, 2026	165,967
Less: Free cash flow for nine months ended September 30, 2025	(90,649)
Trailing twelve months ended September 30, 2026 free cash flow	$427,644

5. Local currency revenue and Adjusted EBITDA growth rate and internal revenue growth rate measures

Percentage revenue and Adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Internal growth, presented as percentage revenue variance, is calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

6. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

7. Fee paying assets under management

We use the term fee paying assets under management (“FPAUM”) to represent only the AUM on which the Company is entitled to receive management fees. We believe this measure is useful in providing additional insight into the capital base upon which the Company earns management fees. Our definition of FPAUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

8. Adjusted EBITDA from resilient revenue percentage

Adjusted EBITDA from resilient revenue percentage is computed on a trailing twelve-month basis and represents the proportion of Adjusted EBITDA (note 2) that is derived from Engineering, Outsourcing and Investment Management service lines. All these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions.

COMPANY CONTACTS:

Jay S. Hennick
Global Chairman & Chief Executive Officer

Christian Mayer
Chief Financial Officer &
Chief Executive Officer,
Commercial Real Estate
(416) 960-9500